Exhibit 99.1

Materialise Reports First Quarter 2017 Results

Leuven, Belgium – May 9, 2017 - Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing services, today announced its financial results for the first quarter ended March 31, 2017.

Highlights – First Quarter 2017

●	Total revenue increased 19.7% from the first quarter of 2016 to 31,921 kEUR, with double-digit increases in all three business segments.
●	Total deferred revenue from annual software sales and maintenance contracts increased by 1,285 kEUR from December 31, 2016 to 18,084 kEUR at the end of the first quarter.
●	Adjusted EBITDA rose from 1,135 kEUR for the first quarter of 2016 to 2,813 kEUR.

Executive Chairman Peter Leys commented, “The year is off to an excellent start for Materialise. Amid signs that the overall demand environment for additive manufacturing (“AM”) is strengthening, we delivered double-digit growth in all our business segments and more than doubled Adjusted EBITDA. We are particularly encouraged by the wide range of industries that are tapping into the Materialise backbone in a variety of ways to realize meaningful applications of AM. During the quarter, we pushed ahead with our partnerships to prepare for the launch of Yuniku, the world’s first vision-centric 3D-tailored eyewear, and to integrate functionalities of Materialise Magics into product lifecycle management tools, streamlining the design-to-manufacturing process for the growing universe of products being produced using AM.”

First Quarter 2017 Results

Total revenue for the first quarter of 2017 increased 19.7% to 31,921 kEUR compared to 26,667 kEUR for the first quarter of 2016, with gains in all three of our segments, particularly Materialise Manufacturing. Adjusted EBITDA increased to 2,813 kEUR from 1,135 kEUR as a result of the combination of continued revenue growth (19.7%) and a significantly lower increase in operational expenses (7.4%) as compared to the first quarter in 2016. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) in the first quarter was 8.8% compared to 4.3% in the first quarter of 2016.

Revenue from our Materialise Software segment, which offers a proprietary software backbone that enables and enhances the functionality of 3D printers and 3D printing operations worldwide, increased 15.4% to 8,575 kEUR for the first quarter of 2017 from 7,431 kEUR for the same quarter last year. Recurrent revenues from annual and renewed licenses and maintenance fees grew 22.3% from the same period in the prior year. Segment EBITDA rose to 2,993 kEUR from 2,765 kEUR while the segment EBITDA margin was 34.9% compared to 37.2% in the prior-year period.

Revenue from our Materialise Medical segment, which offers a unique platform consisting of medical planning and design software, clinical engineering services and patient specific devices, increased 15.4% to 9,932 kEUR for the first quarter of 2017 compared to 8,606 kEUR for the same period in 2016. Compared to the same quarter in 2016, revenues from our medical software grew 16.0%, and revenues from our collaborated medical device business and from direct sales of complex surgery solutions each grew 15.0%. Segment EBITDA was 314 kEUR compared to (530) kEUR while the segment EBITDA margin increased to 3.2% from (6.2)% in the first quarter of 2016.

Revenue from our Materialise Manufacturing segment, which offers an integrated suite of 3D printing and engineering services to industrial and commercial customers, increased 26.4% to 13,407 kEUR for the first quarter of 2017 from 10,606 kEUR for the first quarter of 2016. End part manufacturing revenues increased 35.0% compared to the first quarter of 2016. Segment EBITDA rose to 1,322 kEUR from 257 kEUR while the segment EBITDA margin increased to 9.9% from 2.4% for the same quarter in 2016.

Gross profit was 18,477 kEUR, or 57.9 % of total revenue, for the first quarter of 2017 compared to 15,962 kEUR, or 59.9 % of total revenue, for the first quarter of 2016. The decrease in the gross profit margin was primarily a result of increased production of medical devices and implants, involving higher cost of production.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 7.4% to 19,579 kEUR for the first quarter of 2017 from 18,237 kEUR for the first quarter of 2016. R&D expenses increased from 4,372 kEUR to 4,592 kEUR while S&M expenses increased from 8,815 kEUR to 9,608 kEUR. G&A expenses increased from 5,050 kEUR to 5,379 kEUR.

Net other operating income decreased by (268) kEUR to 1,018 kEUR compared to 1,286 kEUR for the first quarter of 2016. Net other operating income consists primarily of withholding tax exemptions for qualifying researchers, development grants, partial funding of R&D projects and currency exchange results on purchase and sales transactions.

Operating loss improved to (84) kEUR from (989) kEUR for the same period in the prior year. This improvement was the result of a combination of an increase in gross profit of 15.8% and an increase of only 7.4% in R&D, S&M and G&A expenses, which were partially offset by a slight decrease of (268) kEUR of net other operating income compared to the same quarter in 2016.

Net financial result was (142) kEUR compared to (734) kEUR for the prior-year period, reflecting smaller variances in the currency exchange rates, primarily on the portion of the company’s IPO proceeds held in U.S. dollars versus the euro.

Net loss for the first quarter of 2017 was (816) kEUR compared to net loss of (3,151) kEUR for the same period in 2016. The 2016 period contained income tax expense of 1,260 kEUR primarily from deferred taxes compared to income tax expense of 201 kEUR this quarter. The decrease in the net loss for the first quarter of 2017 was primarily attributable to this variance of 1,059 kEUR in income tax, as well as an increase in the financial result of 592 kEUR and the decrease in operating loss by 905 kEUR, which were partially offset by an increase of 221 kEUR in the share in the loss of a joint venture. Total comprehensive loss for the first quarter of 2017, which includes exchange differences on translation of foreign operations, was 694 kEUR compared to 4,115 kEUR for the same period in 2016.

At March 31, 2017, we had cash and equivalents of 55,071 kEUR compared to 55,912 kEUR at December 31, 2016. Cash flow from operating activities in the first quarter of 2017 was 1,603 kEUR compared to 1,376 kEUR in the same period in 2016.

Net shareholders’ equity at March 31, 2017 was 78,585 kEUR compared to 79,033 kEUR at December 31, 2016.

2017 Guidance

As detailed in the company’s year-end fiscal 2016 earnings announcement, in fiscal 2017 management expects to report consolidated revenue between 128,000 - 134,000 kEUR and Adjusted EBITDA between 10,500 – 13,500 kEUR. Management also expects the amount of deferred revenue the company generates from annual licenses and maintenance in 2017 to increase by an amount between 4,000 - 5,000 kEUR as compared to 2016.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This press release contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this press release were made at a rate of EUR 1.00 to USD 1.0691, the reference rate of the European Central Bank on March 31, 2017.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the first quarter of 2017 today, May 9, 2017, at 8:30 a.m. ET/14:30 CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode #8533089. The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com.

A replay of the conference call will be available via telephone beginning approximately two hours after the call ends through Wednesday, May 10, 2017. U.S. participants can access the replay by dialing 855-859-2056 and international participants can dial 404-537-3406. The access code for the replay is #8533089. A webcast of the conference call and slide presentation will be archived on the company’s website for one year.

About Materialise

Materialise incorporates more than 25 years of 3D printing experience into a range of software solutions and 3D printing services, through which Materialise seeks to form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, current estimates of fiscal 2017 revenues, deferred revenue from annual licenses and maintenance and Adjusted EBITDA, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s actual results to differ materially from our expectations, including risk factors described in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 1, 2017. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Investor Contacts:

Harriet Fried/Jody Burfening

LHA

212-838-3777

hfried@lhai.com

Consolidated income statement (Unaudited)

	For the three months ended 31 March
(in thousands, except per share amounts)	2017	2017	2016
	U.S.$	€	€

Revenue	34,127	31,921	26,667
Cost of sales	(14,373)	(13,444)	(10,705)
Gross profit	19,754	18,477	15,962
Gross profit as % of revenue	58%	58%	60%

Research and development expenses	(4,909)	(4,592)	(4,372)
Sales and marketing expenses	(10,272)	(9,608)	(8,815)
General and administrative expenses	(5,751)	(5,379)	(5,050)
Net other operating income (expenses)	1,088	1,018	1,286
Operating (loss) profit	(90)	(84)	(989)

Financial expenses	(983)	(919)	(897)
Financial income	831	777	163
Share in loss of joint venture	(416)	(389)	(168)
(Loss) profit before taxes	(658)	(615)	(1,891)

Income taxes	(215)	(201)	(1,260)
Net (loss) profit of the period	(873)	(816)	(3,151)
Net (loss) profit attributable to:
The owners of the parent	(873)	(816)	(3,151)
Non-controlling interest	–	–	–

Earnings per share attributable to ordinary owners of the parent
Basic	(0.02)	(0.02)	(0.07)
Diluted	(0.02)	(0.02)	(0.07)

Weighted average basic shares outstanding	47,325	47,325	47,325
Weighted average diluted shares outstanding	47,325	47,325	47,325

Consolidated statements of comprehensive income (Unaudited)

	For the three months ended 31 March
(in thousands)	2017	2017	2016
	U.S.$	€	€

Net profit (loss) for the period	(873)	(816)	(3,151)
Other comprehensive income
Exchange difference on translation of foreign operations	130	122	(964)
Other comprehensive income (loss), net of taxes	130	122	(964)
Total comprehensive income (loss) for the period, net of taxes	(743)	(694)	(4,115)
Total comprehensive income (loss) attributable to:
The owners of the parent	(743)	(694)	(4,115)
Non-controlling interest	–	–	–

Consolidated statement of financial position (Unaudited)

	As of March 31	As of December 31

(in thousands)	2017	2016
	€	€
Assets

Non-current assets
Goodwill	8,897	8,860
Intangible assets	9,468	9,765
Property, plant & equipment	52,238	45,063
Investments in joint ventures	111	–
Deferred tax assets	276	336
Other non-current assets	2,309	2,154

Total non-current assets	73,299	66,178

Current assets
Inventories	8,267	7,870
Trade receivables	30,507	27,479
Held to maturity investments	–	–
Other current assets	4,691	4,481
Cash and cash equivalents	55,071	55,912

Total current assets	98,536	95,742
Total assets	171,835	161,920

	As of March 31	As of December 31

(in thousands)	2017	2016
	€	€
Equity and liabilities
Equity
Share capital	2,729	2,729
Share premium	79,263	79,019
Consolidated reserves	(2,417)	(1,603)
Other comprehensive income	(990)	(1,112)
Equity attributable to the owners of the parent	78,585	79,033
Non-controlling interest	–	–
Total equity	78,585	79,033

Non-current liabilities
Loans & borrowings	34,982	28,267
Deferred tax liabilities	1,256	1,325
Deferred income	3,942	3,588
Other non-current liabilities	2,026	1,873
Total non-current liabilities	42,206	35,053

Current liabilities
Loans & borrowings	6,426	5,539
Trade payables	13,743	13,400
Tax payables	874	926
Deferred income	19,607	17,822
Other current liabilities	10,394	10,147

Total current liabilities	51,044	47,834
Total equity and liabilities	171,835	161,920

Consolidated statement of cash flows (Unaudited)

	For the three months ended March 31
(in thousands)	2017	2016
	€	€
Operating activities
Net (loss) profit of the period	(816)	(3,151)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	1,945	1,448
Amortization of intangible assets	623	462
Share-based payment expense	329	214
Loss (gain) on disposal of property, plant & equipment	(2)	–
Movement in provisions	4	–
Movement reserve for bad debt	122	42
Financial income	(136)	(48)
Financial expense	359	254
Impact of foreign currencies	(81)	528
Share in loss of a joint venture (equity method)	389	168
Deferred tax expense (income)	1	868
Income taxes	203	358
Other	(72)	–
Working capital adjustment & income tax paid
Increase in trade receivables and other receivables	(3,452)	(285)
Decrease (increase) in inventories	(406)	215
Increase in trade payables and other payables	2,729	421
Income tax paid	(136)	(118)
Net cash flow from operating activities	1,603	1,376

	For the three months ended March 31
(in thousands)	2017	2016
	€	€
Investing activities
Purchase of property, plant & equipment	(7,507)	(1,325)
Purchase of intangible assets	(327)	(265)
Proceeds from the sale of property, plant & equipment (net)	70	85
Investments in joint-ventures	(500)	–
Interest received	108	3
Net cash flow used in investing activities	(8,156)	(1,502)

Financing activities
Proceeds from loans & borrowings	7,710	604
Repayment of loans & borrowings	(756)	(656)
Repayment of finance leases	(728)	(419)
Interest paid	(152)	(141)
Other financial income (expense)	(166)	(33)
Net cash flow from (used in) financing activities	5,908	(645)

Net increase of cash & cash equivalents	(645)	(771)
Cash & cash equivalents at beginning of the period	55,912	50,726
Exchange rate differences on cash & cash equivalents	(196)	(520)
Cash & cash equivalents at end of the period	55,071	49,435

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended 31 March
(in thousands)	2017	2016
	€	€

Net profit (loss) for the period	(816)	(3,151)

Income taxes	201	1,260
Finance expenses	919	897
Finance income	(777)	(163)
Share in loss of joint venture	389	168
Depreciation and amortization	2,568	1,910

EBITDA	2,484	921

Non-cash stock-based compensation expense (1)	329	214

ADJUSTED EBITDA	2,813	1,135

(1)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

Segment P&L (Unaudited)

(in thousands)	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
	€	€	€	€	€	€

For the three months ended March 31, 2017
Revenues	8,575	9,932	13,407	31,914	8	31,922
Segment EBITDA	2,993	314	1,322	4,629	(2,145)	2,484

Segment EBITDA %	34.9%	3.2%	9.9%	14.5%		7.8%

For the three months ended March 31, 2016
Revenues	7,431	8,606	10,606	26,643	24	26,667
Segment EBITDA	2,765	(530)	257	2,492	(1,571)	921

Segment EBITDA %	37.2%	-6.2%	2.4%	9.4%		3.5%

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	For the three months ended 31 March
(in thousands)	2017	2016
	€	€

Net profit (loss) for the period	(816)	(3,151)
Income taxes	201	1,260
Finance cost	919	897
Finance income	(777)	(163)
Share in loss of joint venture	389	168
	–	–
Operating profit	(84)	(989)

Depreciation and amortization	2,568	1,910
Corporate research and development	509	567
Corporate headquarter costs	2,073	1,738
Other operating income (expense)	(437)	(734)

Segment EBITDA	4,629	2,492